UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

December 06, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

SMITH & NEPHEW PLC

6 December 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 5 December 2024, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under an award agreement to Deepak Nath.

VESTING OF A PERFORMANCE AWARD AND RESTRICTED SHARE AWARDS GRANTED UNDER THE AWARD AGREEMENT DATED 29 APRIL 2022

As set out in the announcement published on 3 May 2022, a Performance Award over 97,360 shares was granted to Deepak Nath with an expected vest date of 12 November 2024. The vest of this award was subject to the performance conditions applicable to the performance stock award over Siemens Healthineers AG ("SH") shares originally granted to Mr Nath by SH on 13 November 2020.

In accordance with the terms of the award agreement, the expected vest date of 12 November 2024 was delayed so that the applicable performance criteria attaching to the Performance Award could be measured against the financial results of SH which were announced on 6 November 2024. It has been determined that, following completion of the performance measurement period, 77.29% of the award vests. 75,254 shares were therefore available for vest with the remaining balance of shares, 22,106, lapsing with immediate effect.

Also as set out in the announcement published on 3 May 2022, Restricted Share Awards over 3,015 shares with an expected vesting date of 8 November 2024 and 4,788 shares with an expected vesting date of 13 November 2024 were granted. The vesting of these awards was delayed to coincide with the vesting of the Performance Share Award described above. Accordingly, awards over a total of 83,057 shares have vested on 5 December 2024.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vest of a Performance Award and Restricted Share Awards granted on 29 April 2022 under the award agreement.
Date of Transaction	2024 - 12 - 5
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	9.812	83,057 (of which 34,033 shares were sold to cover taxes due and 49,024 shares were retained)	N/A Single Transaction

Helen Barraclough
General Counsel & Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: December 06, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary